

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

William Ho
Chief Executive Officer
IN8bio, Inc.
79 Madison Avenue
New York, New York 10016

> **Re:** **IN8bio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, and 10.15,**
> **Filed September10, 2020**
> **File No. 377-03527**

Dear Mr. Ho:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance